File Number 082-02819

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

04 APR -9 AM 7:21

02 April 2004

04024283

evern Trent Plc
297 Coventry Road
irmingham B26 3PU
l 0121 722 4000
x 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released yesterday.

Yours faithfully,

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
APR 14 2004
THOMSON FINANCIAL

Encl.

dlw 4/13

Severn Trent Plc
1 April 2004

Mr Robert Walker, Group Chief Executive of Severn Trent Plc, has confirmed that he intends to retire as planned in February 2005 when he is 60, the normal retirement age for Severn Trent Executive Directors. It is hoped to be able to announce a successor by the time of the Company's AGM on 27 July 2004.

Enquiries:

Peter Gavan 0121 722 4310
Director of Corporate Affairs

Ends